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                               March 18, 2024

       Marc Began
       Executive Vice President and General Counsel
       Axogen, Inc.
       13631 Progress Boulevard
       Suite 400
       Alachua, Florida 32615

                                                        Re: Axogen, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 6, 2024
                                                            File No. 333-277689

       Dear Marc Began:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Selling Securityholders, page 28

   1. You indicate that you are registering $100 million of securities on behalf of the company and selling
securityholders. On page 28, you disclose that    [i]nformation about selling
                                                        securityholders, where
applicable, will be set forth in a prospectus supplement, in a post-
                                                        effective amendment or
in filings we make with the SEC under the Exchange Act that are incorporated by
reference.    Please revise to identify the initial transaction(s) pursuant to which the securities
the selling securityholders are offering were originally sold. Please also clarify that the
initial offering was completed and the securities were issued and outstanding prior to
filing this registration statement on Form S-3. Revise your fee table, prospectus cover page
and elsewhere as appropriate to disclose the aggregate number of shares being registered
for resale. File a revised legal opinion that covers the securities to be offered for resale
by the selling securityholders. Refer to Securities Act Rule
 Marc Began
Axogen, Inc.
March 18, 2024
Page 2
       430B(b)(2) and General Instruction II.G of Form S-3. For additional guidance, refer to
       Questions 228.03 and 228.04 of our Securities Act Rules Compliance and Disclosure
       Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

FirstName LastNameMarc Began                               Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameAxogen, Inc.
                                                           Services
March 18, 2024 Page 2
cc:       Jackie Liu
FirstName LastName